Exhibit 99.1

ChinaCache International Holdings Ltd. Announces

Fourth Quarter and Full Fiscal Year 2016 Financial Results

- Full Year Net Revenues Reached RMB1.05 Billion, Meeting Guidance -

BEIJING, March 27, 2017 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the fourth quarter and full fiscal year ended December 31, 2016.

“We achieved success in stabilizing our core business in the second half of the year, despite continued challenges from HPCC platform issues in the first half of 2016. During the third and fourth quarters of 2016, we improved the performance of our CDN platforms, launched our Internet exchange business, began offering total solution products, and reorganized the Company for better efficiency,” said Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache. “In particular, we established several Internet exchange centers in Beijing, Shanghai and Guangzhou, and are planning on more expansions in other major cities in China. These are expected to become integral to our total solution offering. In addition to our R&D efforts in selected technologies, including big data analysis, cloud exchange platforms and CDNs for the IoT industry, we also continued to improve our HPCC platform and upgrade our network hardware. Our turnaround initiatives are well underway, and we ended the year with full year 2016 net revenues of RMB1.05 billion, meeting our previous guidance.”

“Our strategy is to capitalize on our strengths by integrating our resources to provide a unique, three-layer structured network total solution package that clearly distinguishes ChinaCache as the provider of choice,” said Mr. Song Wang. “Combined with our well diversified products and strong customer relationships, this strategy will enable ChinaCache to compete favorably in our designated markets. Our recent cooperation with PacketZoom, the Silicon Valley-based leading mobile acceleration technology provider, further attests to the markets’ recognition of our compelling value proposition built over fifteen years of proven experience. We anticipate 2017 to be a year of gradual recovery and development,” Mr. Wang continued.

“Finally, I’d like to take this opportunity to announce the hiring of Ms. Cynthia Jinhong Meng as Chief Strategy Officer and senior VP at ChinaCache. We believe Ms. Meng’s experience and expertise strongly compliments our management team and will add value to the company’s strategic initiatives,” concluded Mr. Wang.

Ms. Meng has 18 years of TMT industry experience in equity research and strategy consulting for Chinese and global TMT companies. Prior to joining ChinaCache, she worked for Jefferies and BofA Merrill Lynch as head of the TMT research team and led the coverage of Chinese technology, Internet and telecom companies. She received an MBA from the Kellogg Graduate School of Management at Northwestern University and completed executive education at Stanford GSB.

Fourth Quarter Financial Summary:

•                       Net revenues were RMB263.3 million (US$37.9 million), compared with RMB311.4 million in the fourth quarter 2015.

•                       Gross profit was RMB5.7 million (US$0.8 million), compared with RMB44.1 million in the fourth quarter 2015.

•                       Adjusted EBITDA (non-GAAP) was a loss of RMB78.6 million (US$11.3 million),

compared with an adjusted EBITDA (non-GAAP) of RMB3.9 million in the fourth quarter 2015.

•                       Net loss attributable to ordinary shareholders was RMB155.2 million (US$22.4 million), compared with a net loss of RMB36.8 million in the fourth quarter 2015.

Full Year Financial Summary:

•                       Net revenues were RMB1.1 billion (US$151.8 million), compared with RMB1.4 billion in 2015.

•                       Gross loss was RMB5.3 million (US$0.8 million), compared with a gross profit of RMB312.2 million in 2015.

•                       Adjusted EBITDA (non-GAAP) was a loss of RMB236.9 million (US$34.1 million), compared with an adjusted EBITDA (non-GAAP) of RMB120.2 million in 2015.

•                       Net loss attributable to ordinary shareholders was RMB496.9 million (US$71.6 million), compared with a net loss of RMB88.7 million in 2015.

Fourth Quarter 2016 Financial Results

Net revenues for the fourth quarter of 2016 were RMB263.3 million (US$37.9 million), a 0.6% increase from the previous quarter and a 15.5% decrease from the corresponding period in 2015. The sequential revenue stabilization in the fourth quarter of 2016 was largely due to improved performance of the HPCC platform, partially offset by increased competition.

Cost of revenues for the fourth quarter increased by 1.0% quarter-over-quarter and decreased by 3.6% year-over-year to RMB257.7 million (US$37.1 million).

Gross margin was 2.2%, compared with 2.5% in the previous quarter and 14.2% in the corresponding period in 2015. Non-GAAP gross margin, which excludes share-based compensation, was 2.4%, compared with 2.6% in the third quarter and 14.5% in the corresponding period in 2015.

Sales and marketing expenses for the fourth quarter of 2016 were RMB22.5 million (US$3.2 million), or 8.5% of net revenues, representing a 2.4% decrease over the previous quarter and a 25.5% decrease from the corresponding period in 2015.

General and administrative expenses for the fourth quarter of 2016 were RMB50.3 million (US$7.2 million), or 19.1% of net revenues, representing a 19.2% decrease from the previous quarter and a 17.7% decrease from the corresponding period in 2015. The Company will continue to work to reduce costs and improve efficiency.

Research and development (R&D) expenses for the fourth quarter of 2016 were RMB25.1 million (US$3.6 million), or 9.5% of net revenues, representing a 4.4% increase from the previous quarter and a 1.7% decrease from the corresponding period in 2015.

Operating loss was RMB139.3 million (US$20.1 million) in the fourth quarter of 2016, compared with an operating loss of RMB99.5 million in the previous quarter and an operating loss of RMB64.1 million in the corresponding period in 2015. Non-GAAP operating loss, which excludes share-based compensation expenses, transaction tax on assets transfer and impairment of long term investments, was RMB118.4 million (US$17.0 million), compared with a non-GAAP operating loss of RMB90.9 million in the third quarter of 2016 and a non-GAAP operating loss of RMB40.5 million in the fourth quarter of 2015.

Income tax expense was RMB21.8 million (US$3.1 million) in the fourth quarter of 2016, compared with an income tax benefit of RMB0.4 million in the third quarter of 2016 and an income tax benefit of RMB22.9 million in the corresponding period in 2015. The income tax expense for the fourth quarter of 2016 mainly includes current income tax expense of RMB1.1 million and deferred tax expense of RMB20.7 million.

Net loss was RMB155.2 million (US$22.4 million) in the fourth quarter of 2016, compared with net loss of RMB94.3 million in the third quarter of 2016, and a net loss of RMB36.8 million in the corresponding period in 2015. Net loss per basic and diluted American depositary share (“ADS”) for the fourth quarter of 2016 was RMB5.92 (US$0.80) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange gain (loss), transaction tax on assets transfer and impairment of long term investments, was a loss of RMB78.6 million (US$11.3 million), compared with a loss of RMB46.0 million in the third quarter of 2016, and adjusted EBITDA (non-GAAP) of RMB3.9 million in the corresponding period in 2015.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expenses, foreign exchange gain (loss), transaction tax on assets transfer, impairment of long term investments and penalties on uncertain tax positions, was RMB141.6 million (US$20.4 million), compared with adjusted net loss (non-GAAP) of RMB86.6 million in the third quarter of 2016 and adjusted net loss (non-GAAP) of RMB15.8 million in the corresponding period in 2015. Non-GAAP net loss per basic and diluted ADS for the fourth quarter of 2016 was RMB5.44 (US$0.80) each.

Full Year 2016 Financial Results

For the full year ended December 31, 2016, net revenues were RMB1.1 billion (US$151.8 million), representing a 22.1% decrease from the previous year.

Gross loss in 2016 was RMB5.3 million (US$0.8 million), compared with a gross profit of RMB312.2 million in 2015.

Adjusted EBITDA (non-GAAP) in 2016 was a loss of RMB236.9 million (US$34.1 million), compared with an adjusted EBITDA of RMB120.2 million in 2015.

Net loss in 2016 was RMB496.9 million (US$71.6 million), compared with a net loss of RMB88.7 million in 2015.

Adjusted net loss (non-GAAP) was RMB407.2 million (US$58.6 million) in 2016, compared with an adjusted net loss (non-GAAP) of RMB23.4 million in 2015.

Balance Sheet

As of December 31, 2016, the Company had cash and cash equivalents of RMB134.9 million (US$19.4 million), compared with RMB606.8 million as of December 31, 2015. Capital expenditures for the fourth quarter and full year of 2016 were RMB25.6 million (US$3.7 million) and RMB143.1 million (US$20.6 million), respectively.

2017 Revenue Guidance

ChinaCache currently expects to generate total net revenues in the range of RMB1.18 billion to RMB1.24 billion for the full year of 2017, representing year-over-year growth of approximately 12% to 18%. On a year-over-year basis, the Company expects to see revenue growth starting from the second half of 2017.

This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern time on March 27, 2017, which corresponds to 8:00 AM Beijing time on March 28, 2017.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6713-5440

•                  China dial-in number: 400-1200-654

•                  Conference ID: 88613056

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at www.chinacache.com.

A replay of the conference call will also be available approximately two hours after the conclusion of the live call until April 3, 2017 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 88613056

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense, transaction tax on assets transfer and impairment of long term investments.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense, foreign exchange gain (loss), transaction tax on assets transfer, impairment of long term investments and penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain (loss), transaction tax on assets transfer and impairment of long term investments that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash or non-recurrent expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•                  Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                  They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                  They do not reflect income taxes or the cash requirements for any tax payments;

•                  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                  While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                  Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.9430 as of December 31, 2016.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6200

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                  Unaudited Condensed Consolidated Balance Sheets

•                  Unaudited Condensed Consolidated Statements of Comprehensive Income(loss)

•                  Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Dec 31	As of Dec 31
	2015	2016	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	606,796	134,924	19,433
Accounts receivable, net	243,431	190,587	27,450
Prepaid expenses and other current assets	31,560	56,976	8,206
Short term investments	26,169	—	—
Deferred tax assets	17,923	—	—
Amount due from a subsidiary held for sale	435	53,169	7,658
Assets held for sale	1,060,543	1,270,483	182,988
Total current assets	1,986,857	1,706,139	245,735

Non-current assets
Property and equipment, net	499,946	387,940	55,875
Intangible assets, net	10,898	11,728	1,689
Long term investments	50,157	34,159	4,920
Deferred tax assets	11,368	—	—
Long term deposits and other non-current assets	59,390	36,525	5,261
Total non-current assets	631,759	470,352	67,745

Total Assets	2,618,616	2,176,491	313,480

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	—	29,311	4,222
Accounts payable	205,593	301,569	43,435
Accrued employee benefits	44,690	46,233	6,659
Accrued expenses and other payables	76,409	34,419	4,957
Income tax payable	13,513	13,924	2,005
Liabilities for uncertain tax positions	11,337	10,020	1,443
Amounts due to related parties	18	18	3
Current portion of long term loan	7,180	3,840	553
Current portion of capital lease obligations	70,615	72,851	10,493
Deferred government grant	16,360	13,000	1,872
Amount due to a subsidiary held for sale	319,536	18,063	2,602
Liabilities held for sale	1,014,449	1,302,658	187,622
Total current liabilities	1,779,700	1,845,906	265,866

Non-current liabilities

Long-term loan	4,340	—	—
Non-current portion of capital lease obligations	104,450	43,951	6,330
Deferred government grant	8,439	11,208	1,614
Total non-current liabilities	117,229	55,159	7,944

Total Liabilities	1,896,929	1,901,065	273,810

Total Shareholders’ equity	721,687	275,426	39,670

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,618,616	2,176,491	313,480

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2015	Sep 30, 2016	Dec 31, 2016	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Net revenues	311,447	261,643	263,312	37,926	1,353,627	1,054,235	151,842
Cost of revenues	(267,339)	(255,133)	(257,650)	(37,109)	(1,041,412)	(1,059,533)	(152,604)

Gross profit (loss)	44,108	6,510	5,662	817	312,215	(5,298)	(762)
Other operating income (loss)	13,911	3,260	(28,895)	(4,162)	13,911	(19,044)	(2,743)
Sales & marketing expenses	(30,145)	(23,009)	(22,467)	(3,236)	(115,621)	(93,603)	(13,482)
General & administrative expenses	(61,062)	(62,202)	(50,264)	(7,240)	(198,626)	(265,017)	(38,170)
Research & development expenses	(25,530)	(24,037)	(25,102)	(3,615)	(103,110)	(104,018)	(14,982)
Transaction tax on assets transfer	(5,394)	—	—	—	(27,733)	—	—
Impairment of long term investments	—	—	(18,240)	(2,627)	—	(18,240)	(2,627)

Operating loss	(64,112)	(99,478)	(139,306)	(20,063)	(118,964)	(505,220)	(72,766)
Interest income	1,940	1,627	261	38	4,618	4,669	672
Interest expense	(2,473)	(2,932)	(2,091)	(301)	(13,158)	(11,647)	(1,678)
Other income (expense)	141	5,171	(263)	(38)	2,991	5,336	769
Foreign exchange gain, net	4,845	915	8,015	1,154	13,164	14,209	2,047

Loss before income taxes	(59,659)	(94,697)	(133,384)	(19,210)	(111,349)	(492,653)	(70,956)
Income tax benefit (expense)	22,861	384	(21,805)	(3,141)	22,614	(4,229)	(609)

Net loss	(36,798)	(94,313)	(155,189)	(22,351)	(88,735)	(496,882)	(71,565)

Net loss attributable to the noncontrolling interest	(44)	(152)	(463)	(67)	(44)	(776)	(112)

Net loss attributable to the Company’s shareholders	(36,754)	(94,161)	(154,726)	(22,284)	(88,691)	(496,106)	(71,453)

Foreign currency translation	249	(196)	(426)	(61)	264	(666)	(96)
Unrealized holding gain on available-for-sale investments	1,106	36	—	—	1,853	36	5
Reclassification adjustments for gains included in net income	—	(3,741)	—	—	—	(3,741)	(539)

Total other comprehensive income (loss), net of tax	1,355	(3,901)	(426)	(61)	2,117	(4,371)	(630)

Comprehensive loss	(35,443)	(98,214)	(155,615)	(22,412)	(86,618)	(501,253)	(72,195)

Comprehensive loss attributable to the noncontrolling interest	(44)	(152)	(463)	(67)	(44)	(776)	(112)

Comprehensive loss attributable to the Company’s shareholders	(35,399)	(98,062)	(155,152)	(22,345)	(86,574)	(500,477)	(72,083)

Loss per ordinary share:
Basic	(0.09)	(0.23)	(0.37)	(0.05)	(0.22)	(1.22)	(0.18)
Diluted	(0.09)	(0.23)	(0.37)	(0.05)	(0.22)	(1.22)	(0.18)

Loss per ADS*:
Basic	(1.45)	(3.68)	(5.92)	(0.80)	(3.49)	(19.52)	(2.88)
Diluted	(1.45)	(3.68)	(5.92)	(0.80)	(3.49)	(19.52)	(2.88)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	404,344,939	412,253,323	421,522,374	421,522,374	407,149,509	408,189,722	408,189,722
Diluted	404,344,939	412,253,323	421,522,374	421,522,374	407,149,509	408,189,722	408,189,722

*   Note1:1 ADS = 16 shares

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2015	Sep 30, 2016	Dec 31, 2016	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange gain, transaction tax on assets transfer and impairment of long term investments

Net loss	(36,798)	(94,313)	(155,189)	(22,351)	(88,735)	(496,882)	(71,565)
Depreciation	40,872	38,653	38,090	5,486	153,313	155,225	22,357
Amortization	1,151	1,102	1,253	180	4,298	3,869	557
Interest expense	2,473	2,932	2,091	301	13,158	11,647	1,678
Interest income	(1,940)	(1,627)	(261)	(38)	(4,618)	(4,669)	(672)
Income tax (benefit) expense	(22,861)	(384)	21,805	3,141	(22,614)	4,229	609
Share-based compensation	18,259	8,601	2,685	387	48,606	85,025	12,246
Foreign exchange gain	(4,845)	(915)	(8,015)	(1,154)	(13,164)	(14,209)	(2,047)
Penalties on uncertain tax positions	2,206	—	658	95	2,206	658	95
Transaction tax on assets transfer	5,394	—	—	—	27,733	—	—
Impairment of long term investments		—	18,240	2,627	—	18,240	2,627
Adjusted EBITDA	3,911	(45,951)	(78,643)	(11,326)	120,183	(236,867)	(34,115)
Margin%	1.3%	(17.6)%	(29.9)%	(29.9)%	8.9%	(22.5)%	(22.5)%

Adjusted net loss— defined as net loss before share-based compensation, foreign exchange gain (loss), penalties on uncertain tax positions, transaction tax on assets transfer and impairment of long term investments

Net loss	(36,798)	(94,313)	(155,189)	(22,351)	(88,735)	(496,882)	(71,565)
Share-based compensation	18,259	8,601	2,685	387	48,606	85,025	12,246
Foreign exchange gain	(4,845)	(915)	(8,015)	(1,154)	(13,164)	(14,209)	(2,047)
Penalties on uncertain tax positions	2,206	—	658	95	2,206	658	95
Transaction tax on assets transfer	5,394	—	—	—	27,733	—	—
Impairment of long term investments	—	—	18,240	2,627	—	18,240	2,627
Adjusted net loss	(15,784)	(86,627)	(141,621)	(20,396)	(23,354)	(407,168)	(58,644)
Margin%	(5.1)%	(33.1)%	(53.8)%	(53.8)%	(1.7)%	(38.6)%	(38.6)%
Loss per ordinary share:
Basic	(0.05)	(0.21)	(0.34)	(0.05)	(0.13)	(1.00)	(0.14)
Diluted	(0.05)	(0.21)	(0.34)	(0.05)	(0.13)	(1.00)	(0.14)
Loss per ADS:
Basic	(0.84)	(3.36)	(5.44)	(0.80)	(2.01)	(16.00)	(2.24)
Diluted	(0.84)	(3.36)	(5.44)	(0.80)	(2.01)	(16.00)	(2.24)

Non-GAAP gross profit (loss) — defined as gross profit (loss) before share-based compensation expense

Gross profit (loss)	44,108	6,510	5,662	817	312,215	(5,298)	(762)
Plus: Share-based compensation	945	378	623	90	3,670	5,961	859
Non-GAAP gross profit	45,053	6,888	6,285	907	315,885	663	97
Margin%	14.5%	2.6%	2.4%	2.4%	23.3%	0.1%	0.1%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	30,145	23,009	22,467	3,236	115,621	93,603	13,482
Minus: Share-based compensation	(693)	131	(7)	(1)	(2,882)	(2,753)	(397)
Non-GAAP sales & marketing expenses	29,452	23,140	22,460	3,235	112,739	90,850	13,085
% of net revenues	9.5%	8.8%	8.5%	8.5%	8.3%	8.6%	8.6%

General & administrative expenses	61,062	62,202	50,264	7,240	198,626	265,017	38,170
Minus: Share-based compensation	(15,876)	(8,092)	(1,854)	(267)	(38,796)	(72,483)	(10,440)
Non-GAAP general & administrative expenses	45,186	54,110	48,410	6,973	159,830	192,534	27,730
% of net revenues	14.5%	20.7%	18.4%	18.4%	11.8%	18.3%	18.3%

Research & development expenses	25,530	24,037	25,102	3,615	103,110	104,018	14,982
Minus: Share-based compensation	(745)	(262)	(201)	(29)	(3,258)	(3,828)	(551)
Non-GAAP research & development expenses	24,785	23,775	24,901	3,586	99,852	100,190	14,431
% of net revenues	8.0%	9.1%	9.5%	9.5%	7.4%	9.5%	9.5%

Non-GAAP operating loss — defined as GAAP operating loss before share-based compensation expense, transaction tax on assets transfer and impairment of long term investments

Operating loss	(64,112)	(99,478)	(139,306)	(20,063)	(118,964)	(505,220)	(72,766)
Share-based compensation	18,259	8,601	2,685	387	48,606	85,025	12,246
Transaction tax on assets transfer	5,394	—	—	—	27,733	—	—
Impairment of long term investments	—	—	18,240	2,627	—	18,240	2,627
Non-GAAP operating loss	(40,459)	(90,877)	(118,381)	(17,049)	(42,625)	(401,955)	(57,893)
Margin%	(13.0)%	(34.7)%	(45.0)%	(45.0)%	(3.1)%	(38.1)%	(38.1)%